RELIANCE Infrastructure
Anil Dhirubhai Ambani Group


10015606



Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

April 22, 2010

Mr Paul M Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

**Exemption No: 82-35008**

**SUPPL**

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

| Sr. No. | Particulars |
|---|---|
| 1. | Letters dated April 22, 2010 intimating the date of Board meeting to consider and approve the Unaudited Financial Results of the Company for the year ended March 31, 2010. |

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Encl: As above

4/27

Reliance Infrastructure

RECEIVED

2010 APR 27 A 9:26

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

April 22, 2010

The Manager
Dept. of Corporate Services
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Telephone: 22722375/2272 2039/2272 3121
Fax : 2272 2037/39/41/3121/3719
**BSE Scrip Code : 500390**

The Asst Vice President
Listing Department
National Stock Exchange of India Ltd
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Telephone:26598235/26598236
Fax : 2659 8237/38
**NSE Symbol : RELINFRA**

Dear Sirs,

Sub: **Board meeting to consider the unaudited financial results**

Further to our letter dated April 21, 2010, kindly note that the board meeting to consider the unaudited financial results for the quarter and year ended March 31, 2010 has been postponed and will now be held on **Friday, May 14, 2010**.

Kindly bring the above to the notice of your members.

Yours faithfully
For Reliance Infrastructure Limited



Ramesh Shenoy
Company Secretary

Reliance Infrastructure
Anil Dhirubhai Ambani Group

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

April 22, 2010

The Manager
Dept. of Corporate Services
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Telephone: 22722375/2272 2039/2272 3121
Fax : 2272 2037/39/41/3121/3719
**BSE Scrip Code : 500390**

The Asst Vice President
Listing Department
National Stock Exchange of India Ltd
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Telephone:26598235/26598236
Fax : 2659 8237/38
**NSE Symbol : RELINFRA**

Dear Sirs,

Sub: **Board meeting to consider the unaudited financial results**

Further to our letter dated April 21, 2010, kindly note that the board meeting to consider the unaudited financial results for the quarter and year ended March 31, 2010 has been postponed and will now be held on **Friday, May 14, 2010**.

Kindly bring the above to the notice of your members.

Yours faithfully
For Reliance Infrastructure Limited



Ramesh Shenoy
Company Secretary